Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Beyond Meat, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

08862E109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08862E109	Schedule 13G	Page 1 of 10 Pages

1	Names of Reporting Persons UDQ Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,414,035
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,414,035
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,414,035
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person OO

CUSIP No. 08862E109	Schedule 13G	Page 2 of 10 Pages

1	Names of Reporting Persons DNS-BYMT, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,727,262
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,727,262
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,727,262
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.8%
12	Type of Reporting Person OO

CUSIP No. 08862E109	Schedule 13G	Page 3 of 10 Pages

1	Names of Reporting Persons G14 HoldCo, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,727,262
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,727,262
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,727,262
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.8%
12	Type of Reporting Person OO

CUSIP No. 08862E109	Schedule 13G	Page 4 of 10 Pages

1	Names of Reporting Persons Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 3,414,035
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,414,035
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,414,035
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person IN; OO

CUSIP No. 08862E109	Schedule 13G	Page 5 of 10 Pages

ITEM 1.	(a) Name of Issuer:

Beyond Meat, Inc. (the “Issuer”).

(b)  Address of Issuer’s Principal Executive Offices:

119 Standard Street, El Segundo, California 90245.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of UDQ Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2; DNS-BYMT, LLC; G14 HoldCo, L.L.C.; and Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 13, 2020, a copy of which was filed as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 13, 2020.

(b)  Address or Principal Business Office:

The address of the principal business office of UDQ Private Trust Company, LLC is 350 South Main Avenue, Suite 402, Sioux Falls, South Dakota 57104. The address of the principal business office of DNS-BYMT, LLC is 350 South Main Ave., Suite 402, Sioux Falls, South Dakota 57104. The address of the principal business office of G14 HoldCo, L.L.C. is 350 South Main Avenue, Suite 402, Sioux Falls, South Dakota 57104. The address of the principal business office of Gigi Pritzker Pucker is 150 North Riverside Plaza, Suite 3300, Chicago, Illinois 60606-1594.

(c)  Citizenship of each Reporting Person is:

UDQ Private Trust Company, LLC is a South Dakota limited liability company. DNS-BYMT, LLC and G14 HoldCo, L.L.C. are Delaware limited liability companies. Gigi Pritzker Pucker is a citizen of the United States.

(d)  Title of Class of Securities:

Common stock, $0.0001 par value per share (“Common Stock”).

(e)  CUSIP Number:

08862E109.

CUSIP No. 08862E109	Schedule 13G	Page 6 of 10 Pages

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 62,655,659 shares of common stock outstanding as of November 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
UDQ Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2	3,414,035	5.4%	0	3,414,035	0	3,414,035
DNS-BYMT, LLC	1,727,262	2.8%	0	1,727,262	0	1,727,262
G14 HoldCo, L.L.C.	1,727,262	2.8%	0	1,727,262	0	1,727,262
Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Trust	3,414,035	5.4%	0	3,414,035	0	3,414,035

DNS-BYMT, LLC is a manager-managed Delaware limited liability company and directly holds 1,727,262 shares of Common Stock. The controlling member of DNS-BYMT, LLC is G14 HoldCo, L.L.C., a manager-managed Delaware limited liability company, and in such capacity may be deemed to beneficially own such shares of Common Stock. The sole managers of both DNS-BYMT, LLC and G14 HoldCo, L.L.C. are Edward W. Rabin and Derek Arend, who may be deemed to have shared voting and dispositive power over the shares held directly by DNS-BYMT, LLC. UDQ Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of the trust listed on Appendix A-1, which is the sole member of G14 HoldCo, L.L.C., and in such capacity may be deemed to beneficially own the shares of Common Stock directly held by DNS-BYMT, LLC as well as the shares of Common Stock held by the trusts listed on Appendix A-2 for which it also serves as trustee. UDQ Trust is the sole member of UDQ Private Trust Company, LLC and in such capacity may be deemed to beneficially own such 3,414,035 shares of Common Stock. Gigi Pritzker Pucker is the trustee of UDQ Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Common Stock. The investment decisions of UDQ Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Gigi Pritzker Pucker, Michael A. Pucker, Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin, Derek Arend and P. Daniel Donohue as of December 31, 2020. The voting decisions of UDQ Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin, Derek Arend and P. Daniel Donohue as of December 31, 2020. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

CUSIP No. 08862E109	Schedule 13G	Page 7 of 10 Pages

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

Exhibit Index

Exhibit 99.1  Joint Filing Agreement, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 13, 2020.

CUSIP No. 08862E109	Schedule 13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2021

UDQ Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2

By:	/s/ Derek Arend
Derek Arend Vice President

DNS-BYMT, LLC

By:	/s/ Derek Arend
Derek Arend President

G14 HoldCo, L.L.C.

By:	/s/ Derek Arend
Derek Arend President

Gigi Pritzker Pucker, not individually, but solely in the capacity as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC

/s/ Gigi Pritzker Pucker

Gigi Pritzker Pucker, individually

/s/ Gigi Pritzker Pucker

CUSIP No. 08862E109	Schedule 13G	Page 9 of 10 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
F.L.P. Trust #14	South Dakota

CUSIP No. 08862E109	Schedule 13G	Page 10 of 10 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
PG Jean Trust	South Dakota
A.N.P. Trust #6	South Dakota
DON G.C. Trust #4 APP	South Dakota
DON G.C. Trust #4 MPP	South Dakota
DON G.C. Trust #4 JPP	South Dakota
R.A. G.C. Trust #4 APP	South Dakota
R.A. G.C. Trust #4 MPP	South Dakota
R.A. G.C. Trust #4 JPP	South Dakota